UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File No. 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On February 27, 2026, YY Group Holding Limited (the “Company”) entered into an At The Market Sales Agreement (the “Sales Agreement”) with Spartan Capital Securities, LLC (“Spartan”), serving as the lead sales agent, and Wilson-Davis & Co., Inc. (“WDCO,” and together with Spartan, the “Sales Agents”), serving as an additional agent, pursuant to which the Company may offer and sell, from time to time at its sole discretion through the Sales Agents, Class A Ordinary Shares, no par value (the “Class A Ordinary Shares”), of the Company up to an aggregate offering price of $20 million (the Class A Ordinary Shares to be sold pursuant to the Sales Agreement, the “Shares”). The offer and sale of the Shares, if any, will be made pursuant to the Company’s shelf registration statement on Form F-3 (File Number 333-286705), including the base prospectus contained therein, which was initially filed with the United States Securities and Exchange Commission (the “Commission”) on April 23, 2025, and was declared effective by the Commission on April 30, 2025 and as supplemented by the prospectus supplement, dated February 27, 2026, filed with the Commission pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended (the “Securities Act”), relating to the Shares which may be issued from time to time pursuant to the Sales Agreement (the “Prospectus Supplement”).

Under the Sales Agreement, subject to the terms of the Sales Notice (as defined in the Sales Agreement), the Sales Agents may sell Shares by any method permitted by law deemed to be an “at-the-market offering” as defined in Rule 415(a)(4) under the Securities Act, including, without limitation, sales made directly on or through The Nasdaq Capital Market, on any other existing trading market for the Class A Ordinary Shares or to or through a market maker. If expressly authorized by the Company, the Sales Agents may also sell the Shares in privately negotiated transactions.

The Sales Agents will use commercially reasonable efforts to sell the Shares from time to time, based upon instructions from the Company (including any price, time or size limits or other customary parameters or conditions the Company may impose). The Company will pay the Sales Agents a placement fee of 3.75% of the gross proceeds from the sale of the Shares sold through the Sales Agents under the Sales Agreement and will reimburse the Sales Agents for certain expenses in connection with entering into the Sales Agreement.

The Company is not obligated to make any sales of Shares under the Sales Agreement and no assurance can be given that it will sell any Shares under the Sales Agreement, or, if it does, as to the price or number of Shares that it will sell, or the dates on which any such sales will take place. The Company intends to use (i) up to SGD$545,000 (approximately US$429,420) for the repayment of a business loan to Bizcap Sg Pte Ltd, which bears interest at a rate of 38% per annum and matures on December 2, 2026 and (ii) any additional net proceeds from this offering for general corporate purposes, which may include business diversification and development initiatives and capital expenditures. The Company may also use a portion of the net proceeds to appoint professionals to explore potential acquisitions or strategic investments in complementary businesses or technologies; however, as of the date of this report, the Company has not entered into any definitive agreements. In the event that any net proceeds are not immediately applied, the Company may temporarily hold them as cash or deposit them in banks.

The Sales Agreement may be terminated by the Company or Spartan as set forth in the Sales Agreement. Any termination of the Sales Agreement shall be effective on the date specified in such notice of termination, provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Sales Agents or the Company, as the case may be. If such termination shall occur prior to the settlement date for any sale of the Shares, such sale of the Shares shall settle in accordance with the provisions of Section 2(b) of the Sales Agreement.

In addition, the Company has agreed in the Sales Agreement to provide indemnification and contribution to the Sales Agents against certain liabilities, including liabilities under the Securities Act. The Sales Agreement also contains customary representations and warranties and conditions to the sale of the Shares pursuant thereto.

The foregoing is not a complete description of the Sales Agreement and is qualified by reference to the full text and terms of the Sales Agreement, which is filed as Exhibit 10.1 to this current report and incorporated herein by reference.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The legal opinion of Mourant Ozannes (Cayman) LLP, counsel to the Company, relating to the legality of the issuance and sale of the Shares is filed as Exhibit 5.1 hereto.

General

The information contained in this Report on Form 6-K of the Company, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-286705) as amended, and into the prospectus or prospectus supplement outstanding under the foregoing registration statement, to the extent not superseded by documents or report subsequently filed or furnished by the Company under Securities Act, or the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit No.
5.1	Opinion of Mourant Ozannes (Cayman) LLP
10.1	Sales Agreement, dated February 27, 2026 by and between YY Group Holding Limited, Spartan Capital Securities, LLC and Wilson-Davis & Co., Inc.
23.1	Consent of Mourant Ozannes (Cayman) LLP (included in the opinion filed as Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

YY Group Holding Limited

Date: February 27, 2026	By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	Chief Executive Officer

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